5777 W. Century Blvd., Suite 360 Los Angeles, CA 90045 Tel: (310) 258-5000 Fax: (310) 645-5880

April 13, 2009

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Mr. Stephen Krikorian

Re: CompuMed, Inc.

       Form 10-KSB/A for the Fiscal Year Ended September 30, 2008

       Filed December 30, 2008

       Form 10-Q for the Quarterly Period Ended December 31, 2008

       Filed February 17, 2009

       File No. 000-14210

Dear Mr. Krikorian:

We received your letter dated April 3, 2009 and we note your request for a response within ten business days. The Company is currently preparing a response but it cannot complete it within the time frame provided by the Staff. We respectfully request an extension for the response by April 30, 2009.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Sincerely,

/s/ Maurizio Vecchione

Maurizio Vecchione

President and Chief Executive Officer

Cc: Tamara Wagner

FREDERIC DORWART, LAWYERS

Old City Hall

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